                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2000

                               DAIMLERCHRYSLER AG
                (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                    (Address of principal executive office)

    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F /X/                  Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes / /                      No /X/

    [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     ]

                            ------------------------

    This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-11306)

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of March 31, 2000 and for the three month periods ended March 31, 2000 and 1999

2.  Interim Report to Stockholders for the 1st quarter 2000

                          FORWARD-LOOKING INFORMATION

    The Interim Report to Stockholders of DaimlerChrysler AG for the quarter ended March 31, 2000 included in this report contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                               DAIMLERCHRYSLER AG

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                    THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------------------
                                                                            CONSOLIDATED
                                                              ----------------------------------------
                                                                2000
                                                              (NOTE 1)       2000            1999
                                                              --------   -------------   -------------
  Revenues..................................................  $39,218    [EURO] 40,963   [EURO] 34,990
  Cost of sales.............................................  (31,173)         (32,561)        (27,348)
                                                              -------    -------------   -------------
GROSS MARGIN................................................    8,045            8,402           7,642
  Selling, administrative and other expenses................   (4,379)          (4,572)         (4,034)
  Research and development..................................   (1,487)          (1,553)         (1,308)
  Other income..............................................      219              228             135
                                                              -------    -------------   -------------
INCOME BEFORE FINANCIAL INCOME..............................    2,398            2,505           2,435
  Financial income, net.....................................      265              277             100
                                                              -------    -------------   -------------
INCOME BEFORE INCOME TAXES..................................    2,663            2,782           2,535
    Effects of changes in German tax law....................       --               --            (597)
    Income taxes............................................   (1,041)          (1,088)           (897)
                                                              -------    -------------   -------------
  Total income taxes........................................   (1,041)          (1,088)         (1,494)
  Minority interests........................................       (1)              (1)              1
                                                              -------    -------------   -------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING PRINCIPLE............................    1,621            1,693           1,042
  Extraordinary item: Gain on disposal of a business, net of
    taxes...................................................       --               --             121
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of SFAS
    133, net of taxes.......................................       11               12              --
                                                              -------    -------------   -------------
NET INCOME..................................................    1,632            1,705           1,163
                                                              =======    =============   =============
EARNINGS PER SHARE
  Basic earnings per share
    Income before extraordinary item and cumulative effect
      of a change in accounting principle...................     1.62             1.69            1.04
    Extraordinary item......................................       --               --            0.12
    Cumulative effect of a change in accounting principle...     0.01             0.01              --
                                                              -------    -------------   -------------
    Net income..............................................     1.63             1.70            1.16
                                                              =======    =============   =============
  Diluted earnings per share
    Income before extraordinary item and cumulative effect
      of a change in accounting principle...................     1.60             1.67            1.02
    Extraordinary item......................................       --               --            0.12
    Cumulative effect of a change in accounting principle...     0.01             0.01              --
                                                              -------    -------------   -------------
    Net income..............................................     1.61             1.68            1.14
                                                              =======    =============   =============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                        THREE MONTHS ENDED MARCH 31,
                                                         -----------------------------------------------------------
                                                              INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                                         -----------------------------   ---------------------------
                                                             2000            1999            2000           1999
                                                         -------------   -------------   ------------   ------------
  Revenues.............................................  [EURO] 37,777   [EURO] 32,771   [EURO] 3,186   [EURO] 2,219
  Cost of sales........................................        (29,790)        (25,518)        (2,771)        (1,830)
                                                         -------------   -------------   ------------   ------------
GROSS MARGIN...........................................          7,987           7,253            415            389
  Selling, administrative and other expenses...........         (4,292)         (3,801)          (280)          (233)
  Research and development.............................         (1,553)         (1,308)            --             --
  Other income.........................................            202             114             26             21
                                                         -------------   -------------   ------------   ------------
INCOME BEFORE FINANCIAL INCOME.........................          2,344           2,258            161            177
  Financial income, net................................            274             101              3             (1)
                                                         -------------   -------------   ------------   ------------
INCOME BEFORE INCOME TAXES.............................          2,618           2,359            164            176
    Effects of changes in German tax law...............             --            (634)            --             37
    Income taxes.......................................         (1,033)           (838)           (55)           (59)
                                                         -------------   -------------   ------------   ------------
  Total income taxes...................................         (1,033)         (1,472)           (55)           (22)
  Minority interests...................................             (1)              2             --             (1)
                                                         -------------   -------------   ------------   ------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE..................          1,584             889            109            153
  Extraordinary item: Gain on disposal of a business,
    net of taxes.......................................             --             121             --             --
  Cumulative effect of a change in accounting
    principle: transition adjustment resulting from
    adoption of SFAS 133, net of taxes.................             10              --              2             --
                                                         -------------   -------------   ------------   ------------
NET INCOME.............................................          1,594           1,010            111            153
                                                         =============   =============   ============   ============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                           CONSOLIDATED
                                                            ------------------------------------------
                                                                  AT MARCH 31,
                                                            ------------------------
                                                              2000                     AT DECEMBER 31,
                                                            (NOTE 1)       2000             1999
                                                            --------   -------------   ---------------
                                                                  (UNAUDITED)
ASSETS
  Intangible assets.......................................  $  2,756   [EURO]  2,879    [EURO]  2,823
  Property, plant and equipment, net......................    36,613          38,242           36,434
  Investments and long-term financial assets..............     4,883           5,100            3,942
  Equipment on operating leases, net......................    29,901          31,232           27,249
                                                            --------   -------------    -------------
FIXED ASSETS..............................................    74,153          77,453           70,448
                                                            --------   -------------    -------------
  Inventories.............................................    15,578          16,271           14,985
  Trade receivables.......................................     8,900           9,297            8,840
  Receivables from financial services.....................    44,368          46,342           38,735
  Other receivables.......................................    13,296          13,887           12,571
  Securities..............................................     9,226           9,636            8,969
  Cash and cash equivalents...............................     7,675           8,016            9,099
                                                            --------   -------------    -------------
NON-FIXED ASSETS..........................................    99,043         103,449           93,199
                                                            --------   -------------    -------------
DEFERRED TAXES............................................     3,662           3,825            3,806
                                                            --------   -------------    -------------
PREPAID EXPENSES..........................................     7,160           7,479            7,214
                                                            --------   -------------    -------------
TOTAL ASSETS..............................................   184,018         192,206          174,667
                                                            ========   =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Capital stock...........................................  $  2,456   [EURO]  2,565    [EURO]  2,565
  Additional paid-in capital..............................     7,017           7,329            7,329
  Retained earnings.......................................    24,538          25,630           23,925
  Accumulated other comprehensive income..................     2,784           2,908            2,241
  Treasury stock..........................................       (52)            (55)              --
                                                            --------   -------------    -------------
STOCKHOLDERS' EQUITY......................................    36,743          38,377           36,060
                                                            --------   -------------    -------------
MINORITY INTERESTS........................................       623             651              650
                                                            --------   -------------    -------------
ACCRUED LIABILITIES.......................................    37,653          39,328           37,695
                                                            --------   -------------    -------------
  Financial liabilities...................................    70,513          73,651           64,488
  Trade liabilities.......................................    17,311          18,081           15,786
  Other liabilities.......................................    10,871          11,355           10,286
                                                            --------   -------------    -------------
LIABILITIES...............................................    98,695         103,087           90,560
                                                            --------   -------------    -------------
DEFERRED TAXES............................................     5,280           5,516            5,192
                                                            --------   -------------    -------------
DEFERRED INCOME...........................................     5,024           5,247            4,510
                                                            --------   -------------    -------------
TOTAL LIABILITIES.........................................   147,275         153,829          138,607
                                                            --------   -------------    -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................   184,018         192,206          174,667
                                                            ========   =============    =============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                                 (IN MILLIONS)

                                                        INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                                   ------------------------------  --------------------------
                                                        AT              AT              AT            AT
                                                     MARCH 31,     DECEMBER 31,     MARCH 31,    DECEMBER 31,
                                                       2000            1999            2000          1999
                                                   -------------  ---------------  ------------  ------------
                                                            (UNAUDITED)                   (UNAUDITED)
ASSETS
  Intangible assets..............................  [EURO]  2,673   [EURO]  2,632   [EURO]  206    [EURO]  191
  Property, plant and equipment, net.............         38,145          36,338            97             96
  Investments and long-term financial assets.....          4,103           3,079           997            863
  Equipment on operating leases, net.............          4,242           3,433        26,990         23,816
                                                   -------------   -------------   ------------  ------------
FIXED ASSETS.....................................         49,163          45,482        28,290         24,966
                                                   -------------   -------------   ------------  ------------
  Inventories....................................         15,421          14,036           850            949
  Trade receivables..............................          8,972           8,522           325            318
  Receivables from financial services............             41              38        46,301         38,697
  Other receivables..............................          6,438           5,408         7,449          7,163
  Securities.....................................          8,504           8,250         1,132            719
  Cash and cash equivalents......................          7,017           8,197           999            902
                                                   -------------   -------------   ------------  ------------
NON-FIXED ASSETS.................................         46,393          44,451        57,056         48,748
                                                   -------------   -------------   ------------  ------------
DEFERRED TAXES...................................          3,731           3,710            94             96
                                                   -------------   -------------   ------------  ------------
PREPAID EXPENSES.................................          7,341           7,076           138            138
                                                   -------------   -------------   ------------  ------------
TOTAL ASSETS.....................................        106,628         100,719        85,578         73,948
                                                   =============   =============   ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY...........................  [EURO] 32,119   [EURO] 30,318  [EURO] 6,258   [EURO] 5,742
                                                   -------------   -------------   ------------  ------------
  MINORITY INTERESTS.............................            638             637            13             13
                                                   -------------   -------------   ------------  ------------
  ACCRUED LIABILITIES............................         38,713          37,155           615            540
                                                   -------------   -------------   ------------  ------------
    Financial liabilities........................          3,128           4,400        70,523         60,088
    Trade liabilities............................         17,747          15,484           334            302
    Other liabilities............................          8,558           7,655         2,797          2,631
                                                   -------------   -------------   ------------  ------------
LIABILITIES......................................         29,433          27,539        73,654         63,021
                                                   -------------   -------------   ------------  ------------
DEFERRED TAXES...................................            873           1,227         4,643          3,965
                                                   -------------   -------------   ------------  ------------
DEFERRED INCOME..................................          4,852           3,843           395            667
                                                   -------------   -------------   ------------  ------------
TOTAL LIABILITIES................................         74,509          70,401        79,320         68,206
                                                   -------------   -------------   ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......        106,628         100,719        85,578         73,948
                                                   =============   =============   ============  ============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                           THREE MONTHS ENDED MARCH 31,
                                                                  ----------------------------------------------
                                                                                   CONSOLIDATED
                                                                  ----------------------------------------------
                                                                    2000
                                                                  (NOTE 1)           2000               1999
                                                                  --------      --------------      ------------
Net income..................................................      $ 1,632       [EURO]   1,705      [EURO] 1,163
Income applicable to minority interests.....................            1                    1                (1)
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Gains on disposals of businesses (see also Note 5)........           (3)                  (3)             (254)
  Depreciation and amortization of equipment on operating
    leases..................................................        1,108                1,157               624
  Depreciation and amortization of fixed assets.............        1,734                1,811             1,338
  Change in deferred taxes..................................          669                  699             1,350
  Change in financial instruments...........................         (225)                (235)              285
  Gains on disposals of fixed assets/securities.............         (210)                (219)              (61)
  Change in trading securities..............................           85                   89              (249)
  Change in accrued liabilities.............................           96                  100               573
  Changes in other operating assets and liabilities:
    --inventories, net......................................         (580)                (606)           (1,399)
    --trade receivables.....................................         (324)                (338)             (864)
    --trade liabilities.....................................        1,699                1,775               595
    --other assets and liabilities..........................          307                  319              (568)
                                                                  --------      --------------      ------------
CASH PROVIDED BY OPERATING ACTIVITIES.......................        5,989                6,255             2,532
                                                                  --------      --------------      ------------
Purchases of fixed assets:
--Increase in equipment on operating leases.................       (5,270)              (5,505)           (4,334)
--Purchases of property, plant and equipment................       (2,209)              (2,307)           (1,644)
--Purchases of other fixed assets...........................          (91)                 (95)             (104)
Proceeds from disposals of equipment on operating leases....        2,424                2,532             1,921
Proceeds from disposals of fixed assets.....................           34                   36                53
Payments for acquisitions of businesses.....................         (641)                (669)             (483)
Proceeds from disposals of businesses.......................           80                   84               367
(Increase) decrease in receivables from financial services,
  net.......................................................       (6,304)              (6,584)           (2,447)
Acquisitions of securities (other than trading), net........       (1,732)              (1,809)             (978)
Change in other cash........................................          489                  509              (273)
                                                                  --------      --------------      ------------
CASH USED FOR INVESTING ACTIVITIES..........................      (13,220)             (13,808)           (7,922)
                                                                  --------      --------------      ------------
Change in financial liabilities (including amounts for
  commercial paper borrowings, net of [EURO]44 ($42) and
  [EURO]3,641 in 2000 and 1999, respectively)...............        6,281                6,560             5,478
Dividends paid (including profit transferred from
  subsidiaries).............................................           (2)                  (2)               (2)
Proceeds from issuance of capital stock (including minority
  interests)................................................           11                   12                41
Purchase of treasury stock..................................          (53)                 (55)               --
                                                                  --------      --------------      ------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES............        6,237                6,515             5,517
                                                                  --------      --------------      ------------
Effect of foreign exchange rate changes on cash and cash
  equivalents (maturing within 3 months)....................          280                  292               277
                                                                  --------      --------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  (MATURING WITHIN 3 MONTHS)................................         (714)                (746)              404
                                                                  --------      --------------      ------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
  AT BEGINNING OF PERIOD....................................        8,388                8,761             6,281
                                                                  --------      --------------      ------------
  AT END OF PERIOD..........................................        7,674                8,015             6,685
                                                                  ========      ==============      ============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                                 (IN MILLIONS)

                                                                              THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------------------------------
                                                                   INDUSTRIAL BUSINESS             FINANCIAL SERVICES
                                                              -----------------------------   ----------------------------
                                                                  2000            1999            2000            1999
                                                              -------------   -------------   -------------   ------------
Net income..................................................  [EURO]  1,594   [EURO]  1,010   [EURO]    111   [EURO]   153
Income applicable to minority interests.....................              1              (2)             --              1
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Gains on disposals of businesses (see also Note 5)......             (3)           (254)             --             --
    Depreciation and amortization of equipment on operating
      leases................................................             86              59           1,071            565
    Depreciation and amortization of fixed assets...........          1,795           1,327              16             11
    Change in deferred taxes................................            263           1,317             436             33
    Change in financial instruments.........................           (220)            285             (15)            --
    Gains on disposals of fixed assets/securities...........           (219)            (61)             --             --
    Change in trading securities............................             89            (249)             --             --
    Change in accrued liabilities...........................            122             554             (22)            19
    Changes in other operating assets and liabilities:
      --inventories, net....................................           (595)         (1,341)            (11)           (58)
      --trade receivables...................................           (332)         (1,356)             (6)           492
      --trade liabilities...................................          1,661             536             114             59
      --other assets and liabilities........................            465            (623)           (146)            55
                                                              -------------   -------------   -------------   ------------
CASH PROVIDED BY OPERATING ACTIVITIES.......................          4,707           1,202           1,548          1,330
                                                              -------------   -------------   -------------   ------------
Purchases of fixed assets:
--Increase in equipment on operating leases.................         (1,415)         (1,296)         (4,090)        (3,038)
--Purchases of property, plant and equipment................         (2,298)         (1,631)             (9)           (13)
--Purchases of other fixed assets...........................            (84)            (80)            (11)           (24)
Proceeds from disposals of equipment on operating leases....          1,469           1,326           1,063            595
Proceeds from disposals of fixed assets.....................             21              43              15             10
Payments for acquisitions of businesses.....................           (616)           (477)            (53)            (6)
Proceeds from disposals of businesses.......................             71             367              13             --
(Increase) decrease in receivables from financial services,
  net.......................................................              6             118          (6,590)        (2,565)
Acquisitions of securities (other than trading), net........         (1,427)           (922)           (382)           (56)
Change in other cash........................................            479            (279)             30              6
                                                              -------------   -------------   -------------   ------------
CASH USED FOR INVESTING ACTIVITIES..........................         (3,794)         (2,831)        (10,014)        (5,091)
                                                              -------------   -------------   -------------   ------------
Change in financial liabilities.............................         (1,895)          1,752           8,455          3,726
Dividends paid (including profit transferred from
  subsidiaries).............................................             (1)             (2)             (1)            --
Proceeds from issuance of capital stock (including minority
  interests)................................................            (75)             37              87              4
Purchase of treasury stock..................................            (55)             --              --             --
                                                              -------------   -------------   -------------   ------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES............         (2,026)          1,787           8,541          3,730
                                                              -------------   -------------   -------------   ------------
Effect of foreign exchange rate changes on cash and cash
  equivalents (maturing within 3 months)....................            270             284              22             (7)
                                                              -------------   -------------   -------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  (MATURING WITHIN 3 MONTHS)................................           (843)            442              97            (38)
                                                              -------------   -------------   -------------   ------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD..................................          7,859           5,660             902            621
                                                              -------------   -------------   -------------   ------------
    AT END OF PERIOD........................................          7,016           6,102             999            583
                                                              =============   =============   =============   ============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three months ended March 31, 2000, are also presented in U.S. dollars ("$"), the latter being presented solely for the convenience of the reader at the rate of [EURO]1= $0.9574, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2000.

    Certain prior year balances have been reclassified to conform with the Group's current year presentation.

    The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1999 consolidated financial statements and notes included in the Group's 1999 Annual Report on Form 20-F.

    To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

2. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

ADOPTION OF SFAS 133

    DaimlerChrysler elected to adopt Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO]12 (net of income tax expense of [EURO]5) in net income and a net transition adjustment loss of [EURO]349 (net of income tax benefit of [EURO]367) in accumulated other comprehensive income. During the three-month period ended March 31, 2000, DaimlerChrysler reclassified [EURO]84 of net losses (net of income tax benefit of [EURO]88) from accumulated other comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000.

FOREIGN CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the U.S. dollar and other major world currencies. DaimlerChrysler's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Mercedes-Benz Passenger
Cars division and the Aerospace segment. In the Mercedes-Benz Passenger Cars division, revenues are denominated in the currencies of the countries in which cars are sold, but manufacturing costs are denominated primarily in euros. Similarly,

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)


Aerospace revenues resulting from the sale of aircraft and other aerospace related products are principally denominated in U.S. dollars due to the requirements of the marketplace, but the products are manufactured almost exclusively in Germany. An additional risk element associated with the operations of the Aerospace segment is that the sale contracts for its products, especially aircraft, are generally made well in advance of the production and delivery of the products.

    In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments, principally forward exchange contracts. The Group does not enter into these types of derivative financial instruments for purposes other than hedging. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle business and one for Aerospace, is comprised of members of senior management from each of the respective businesses as well as from the Corporate Treasury Department of DaimlerChrysler. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by Corporate Treasury. DaimlerChrysler's Board of Management is regularly informed of the decisions of the Currency Committee as well as the actions of Corporate Treasury.

INTEREST RATE AND EQUITY PRICE RISK MANAGEMENT

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities are related to the lease and sales financing business. In particular, the Group's lease and sales financing business principally enters into transactions with customers resulting in fixed-rate long-term receivables. In order to finance these receivables, the Group issues variable-rate long-term debt, medium-term notes and commercial paper. These interest rate sensitive financial liabilities expose DaimlerChrysler to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. DaimlerChrysler uses derivative financial instruments including swaps, swaptions, forward rate agreements, futures, caps and floors to manage the risks arising from changes in interest rates. The Group does not enter into these types of derivative financial instruments for purposes other than hedging.

    The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to both DaimlerChrysler's outstanding or forecasted debt obligations as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

    The Group also holds investments in various equity and debt securities to improve the return on its liquidity. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. Management believes it is prudent to limit the variability of a portion of the potential changes in market prices. To a much lesser extent than the risks from changing interest rates, DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

    The Group assesses equity and debt securities price risk by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and manage the risks of the Group's investments.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)


INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

    Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues, as the principle transactions being hedged involve sales of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

    During the three months ended March 31, 2000, net losses of [EURO]2 were recognized in revenues and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and, to a much lesser extent, the amount of the hedges' ineffectiveness.

INFORMATION WITH RESPECT TO CASH FLOW HEDGES

    During the three months ended March 31, 2000, net gains of [EURO]15, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and, to a much lesser extent, amount of the hedges' ineffectiveness, were recognized in revenues and financial income, net.

    Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings, as a component of the value of the forecasted transaction, in the same period as the forecasted transaction affects earnings. Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable-rate long-term debt or financing receivables are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense or financial income, respectively, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations or financing receivables affect earnings.

    It is anticipated that [EURO]342 of net losses included in accumulated other comprehensive income at March 31, 2000, of which [EURO]171 of net losses were also included in accumulated other comprehensive income at January 1, 2000, will be reclassified into income during the next year. As of March 31, 2000, DaimlerChrysler had purchased derivative financial instruments with a maximum maturity of 33 months to hedge its exposure to the variability in future cash flows associated with foreign currency forecasted transactions.

3. ACQUISITIONS

    In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz, a rail systems joint venture, from Asea Brown Boveri for $472 ([EURO]441). The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of [EURO]100, which will be amortized on a straight-line basis over 17 years.

4. INCOME TAXES

    Effective January 1, 1999, the tax laws in Germany were changed, including a reduction in the retained corporate income tax rate from 45% to 40%. The effects of the changes in the German tax law on the December 31, 1998

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

deferred tax assets and liabilities were recognized in the amount of [EURO] 597 (basic: [EURO]0.60 per share; diluted: [EURO]0.59 per share) as a charge in the consolidated statement of income for the first quarter of 1999.

5. EXTRAORDINARY ITEM

    In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler included in the Services segment, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO]274. The sale resulted in an extraordinary after-tax gain of [EURO]121 (net of income tax expense of [EURO]130) and reduced debis' remaining equity interest in debitel to approximately 43 percent.

6. INVENTORIES

    Inventories are comprised of the following:

                                                                AT MARCH 31,       AT DECEMBER 31,
                                                                    2000                1999
                                                              -----------------   -----------------
Raw materials and manufacturing supplies....................      [EURO] 2,641         [EURO] 2,602
Work-in-process.............................................             7,116                6,285
Finished goods, parts and products held for resale..........            10,568                9,887
Advance payments to suppliers...............................               554                  518
                                                              -----------------   -----------------
                                                                        20,879               19,292
Less: Advance payments received.............................            (4,608)              (4,307)
                                                              -----------------   -----------------
                                                                        16,271               14,985
                                                              =================   =================

7. CASH AND CASH EQUIVALENTS

    As of March 31, 2000 and December 31, 1999 cash and cash equivalents include [EURO]1 and [EURO]338, respectively, of deposits with original maturities of more than three months.

8. STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the three months ended March 31, 2000 follow (in [EURO]):

                                                                          ACCUMULATED OTHER
                                                                         COMPREHENSIVE INCOME
                                                           --------------------------------------------
                                       ADDITIONAL          CUMULATIVE  AVAILABLE-              MINIMUM
                              CAPITAL   PAID-IN   RETAINED TRANSLATION  FOR-SALE  DERIVATIVE   PENSION  TREASURY
                               STOCK    CAPITAL   EARNINGS ADJUSTMENT  SECURITIES INSTRUMENTS LIABILITY  STOCK     TOTAL
                              -------- ---------- -------- ----------- ---------- ----------- --------- --------  --------
BALANCE AT JANUARY 1, 2000..   2,565     7,329     23,925     1,922       347          --        (28)      --      36,060
Comprehensive income:
  Net income................      --        --      1,705        --        --          --         --       --       1,705
  Other comprehensive
    income..................      --        --         --     1,102       131        (572)         6       --         667
                                                                                                                   -------
  Total comprehensive                                                                                               2,372
    income..................
Purchase of capital stock...      --        --         --        --        --          --         --      (55)        (55)
                               -----     -----     ------     -----       ---        ----        ---      ---      ------
BALANCE AT MARCH 31, 2000...   2,565     7,329     25,630     3,024       478        (572)       (22)     (55)     38,377
                               =====     =====     ======     =====       ===        ====        ===      ===      ======


    Upon adoption of SFAS 133, a net transition adjustment loss of [EURO]349 (net of income tax benefit of [EURO]367) was recorded in accumulated other comprehensive income. During the three-month period ended March 31, 2000, DaimlerChrysler reclassified [EURO]84 of net losses (net of income tax benefit of [EURO]88) from accumulated other

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000. For the three months ended March 31, 2000, net losses on derivatives hedging variability of cash flows, excluding amounts related to the transition adjustment, amounted to [EURO]338 (net of income tax benefit of [EURO]348). Reclassification adjustments for losses reclassified into income, excluding amounts related to the transition adjustment, amounted to [EURO]31 (net of income tax benefit of [EURO]30) for the three months ended March 31, 2000.

    Total comprehensive income of the Group for the three-month period ended March 31, 1999 was [EURO]2,025.

    During the first quarter of 2000, DaimlerChrysler purchased approximately
0.8 million of its Ordinary Shares in connection with an employee share purchase plan.

9. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following:

                                                                AT MARCH 31,       AT DECEMBER 31,
                                                                    2000                1999
                                                              -----------------   -----------------
Pension plans and similar obligations.......................     [EURO] 13,393        [EURO] 14,048
Income and other taxes......................................             2,563                2,281
Other accrued liabilities...................................            23,372               21,366
                                                              -----------------   -----------------
                                                                        39,328               37,695
                                                              =================   =================

    In January 2000, DaimlerChrysler AG contributed an additional [EURO]1,275 of securities to the DaimlerChrysler Pension Trust.

10. SEGMENT REPORTING

    Segment information for the three-month periods ended March 31, 2000 and 1999 follows (in [EURO]):

                                     MERCEDES-
                                       BENZ
                                     PASSENGER
                                       CARS      CHRYSLER   COMMERCIAL               AERO-                 ELIMI-    CONSOLI-
                                      & SMART     GROUP      VEHICLES    SERVICES    SPACE      OTHER     NATIONS     DATED
                                     ---------   --------   ----------   --------   --------   --------   --------   --------
March 31, 2000
  Revenues.........................    9,153      18,830      6,618       3,429      1,851      1,082          --     40,963
  Intersegment sales...............      741         141        187         527          3        111      (1,710)        --
                                       -----      ------      -----       -----      -----      -----      ------     ------
  Total revenues...................    9,894      18,971      6,805       3,956      1,854      1,193      (1,710)    40,963

  Operating Profit (Loss)..........      591       1,353        246         195        117        (73)         23      2,452

March 31, 1999
  Revenues.........................    8,111      15,201      6,037       2,510      1,917      1,214          --     34,990
  Intersegment sales...............      329          90        112         281          3        104        (919)        --
                                       -----      ------      -----       -----      -----      -----      ------     ------
  Total revenues...................    8,440      15,291      6,149       2,791      1,920      1,318        (919)    34,990

  Operating Profit (Loss)..........      531       1,456        183         437         93         74          --      2,774

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

    A reconciliation to operating profit follows (in [Euro]):

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Income before financial income..............................   2,505      2,435
  Interest costs from pensions and postretirement benefits,
    net.....................................................     (28)        85
  Operating income from affiliated, associated and related
    companies...............................................      16         13
  Gain on disposal of debitel shares........................      --        251
  Miscellaneous.............................................     (41)       (10)
                                                               -----      -----
Consolidated operating profit...............................   2,452      2,774
                                                               =====      =====

11. EARNINGS PER SHARE

    The computation of basic and diluted earnings per share for "Income before extraordinary item and cumulative effect of a change in accounting principle" is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                                                 THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Income before extraordinary item and cumulative effect of a
  change in accounting principle--basic.....................    1,693      1,042
  Interest expense on convertible bonds and notes (net of
    tax)....................................................        4          5
                                                              -------    -------
Income before extraordinary item and cumulative effect of a
  change in accounting principle--diluted...................    1,697      1,047
                                                              =======    =======

Weighted average number of shares outstanding--basic........  1,003.3    1,002.1
  Dilutive effect of convertible bonds and notes............     10.7       18.7
                                                              -------    -------
Weighted average number of shares outstanding--diluted......  1,014.0    1,020.8
                                                              =======    =======
EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
  Basic.....................................................     1.69       1.04
                                                              =======    =======
  Diluted...................................................     1.67       1.02
                                                              =======    =======

    An income tax charge of [EURO]597 relating to changes in German tax laws was included in the consolidated statement of income for the three months ended March 31, 1999 and resulted in a reduction of basic and diluted earnings per share of [EURO]0.60 and [EURO]0.59, respectively.

    At March 31, 1999, convertible bonds issued in connection with the 1998 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying target stock price was greater than the market price for DaimlerChrysler Ordinary Shares on March 31, 1999.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

12.  SUMMARIZED FINANCIAL INFORMATION

    Summarized financial information for DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are set forth below (in millions of U.S. $):

DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION       MARCH 31,   DECEMBER 31,
AND CONSOLIDATED SUBSIDIARIES*)                           2000          1999
-------------------------------------------------       ---------   ------------
Cash, cash equivalents and marketable securities......  $  9,380      $  9,624
Receivables from financial services...................    31,602        26,515
Property and equipment, net...........................    25,066        24,737
Equipment on operating leases, net....................    25,548        22,898
Other assets..........................................    26,395        25,146
                                                        --------      --------
TOTAL ASSETS..........................................   117,991       108,920
                                                        ========      ========
Current liabilities...................................    55,001        54,137
Non-current liabilities...............................    42,018        35,099
Stockholder's equity..................................    20,972        19,684
                                                        --------      --------
STOCKHOLDER'S EQUITY AND LIABILITIES..................   117,991       108,920
                                                        ========      ========

                                                           MARCH 31,   MARCH 31,
                                                             2000        1999
                                                           ---------   ---------
Revenues:
  Net sales of products..................................   $24,103     $21,822
  Finance and other revenues.............................     2,239       1,604
Total expenses...........................................    25,209      22,099
Net income before cumulative effect of a change in
  accounting principle...................................     1,133       1,327
Net income...............................................     1,127       1,327

------------------------

*) Effective December 31, 1999, DaimlerChrysler AG contributed its shares of
   DaimlerChrysler Corporation to DaimlerChrysler North America Holding Corporation. Accordingly, prior period amounts have been restated to include the accounts of DaimlerChrysler Corporation and consolidated subsidiaries.

DAIMLERCHRYSLER CORPORATION                             MARCH 31,   DECEMBER 31,
AND CONSOLIDATED SUBSIDIARIES*)                           2000          1999
-------------------------------                         ---------   ------------
Cash, cash equivalents and marketable securities......   $ 8,416       $ 8,671
Receivables from financial services...................    20,427        15,042
Property and equipment, net...........................    23,402        23,131
Other assets..........................................    38,126        35,499
                                                         -------       -------
TOTAL ASSETS..........................................    90,371        82,343
                                                         =======       =======
Current liabilities...................................    37,572        35,985
Non-current liabilities...............................    36,088        30,735
Stockholder's equity..................................    16,711        15,623
                                                         -------       -------
STOCKHOLDER'S EQUITY AND LIABILITIES..................    90,371        82,343
                                                         =======       =======

------------------------

*) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

DAIMLERCHRYSLER CORPORATION                                MARCH 31,   MARCH 31,
AND CONSOLIDATED SUBSIDIARIES*)                              2000        1999
---------------------------------------------------------  ---------   ---------
Revenues:
  Sales of manufactured products.........................   $18,366     $16,922
  Finance and insurance revenues.........................     1,372         651
  Other revenues.........................................       210         394
Total expenses...........................................    18,955      16,812
Net income before cumulative effect of a change in
  accounting principle...................................       993       1,155
Net income...............................................       995       1,155

------------------------

    *) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

CHRYSLER FINANCIAL COMPANY, L.L.C.                            MARCH 31,   DECEMBER 31,
AND CONSOLIDATED SUBSIDIARIES                                   2000          1999
----------------------------------                            ---------   ------------
Finance receivables and retained interests, net.............   $23,881       $18,713
Vehicles leased, net........................................    13,603        11,850
Loans and other amounts due from affiliates.................     1,400         1,852
Other assets................................................     2,087         1,709
                                                               -------       -------
TOTAL ASSETS................................................    40,971        34,124
                                                               =======       =======

Current liabilities.........................................    14,230        14,178
Non-current liabilities.....................................    23,312        16,622
Shareholder's investment....................................     3,429         3,324
                                                               -------       -------
SHAREHOLDER'S INVESTMENT AND LIABILITIES....................    40,971        34,124
                                                               =======       =======

                                                              MARCH 31,   MARCH 31,
                                                                2000        1999
                                                              ---------   ---------
Net margin and other revenues...............................    $351        $412
Total costs and expenses....................................     255         268
Net earnings................................................      83          96

    Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities. Certain prior year amounts for DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. have been reclassified to conform to the current year presentation.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

13.  PENDING TRANSACTIONS

    In March 2000, DaimlerChrysler and Mitsubishi Motors Corporation signed a Letter of Intent to form an alliance regarding the design, development, production and distribution of passenger cars and light commercial vehicles. The agreement excludes medium and heavy trucks and other commercial vehicles. According to the Letter of Intent, DaimlerChrysler plans to receive a 34 percent equity interest in Mitsubishi Motors Corporation for approximately [EURO]2,100 through newly issued capital stock. Consummation of the transaction is expected to occur in the second half of 2000.

    Moreover, in March 2000, DaimlerChrysler and Deutsche Telekom agreed to combine their information technology activities in a joint venture. As part of the agreement, Deutsche Telekom will receive a 50.1 percent interest in debis Systemhaus through a capital investment in debis Systemhaus.

    In October 1999, DaimlerChrysler, the French Lagardere Group and the French government agreed to merge their respective aerospace and defense activities into a new company. In December 1999, Sociedad Estatal de Participaciones Industriales (SEPI) agreed to join the Franco-German alliance. The new corporation, to be called European Aeronautic, Defense and Space Company (EADS), will be established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. (CASA). The transaction is expected to be completed in the second half of 2000. Consummation of the merger is subject to various conditions, including among others, approval of certain governmental authorities.

                                 DAIMLERCHRYSLER


















                                 INTERIM REPORT

                                     Q1 2000

CONTENT


Business Review                                       3
Mercedes-Benz Passenger Cars & smart                  4
Chrysler Group                                        5
Commercial Vehicles                                   6
Services                                              7
Aerospace                                             8
Other Industrial Businesses                           9
Analysis of the Financial Situation                  11
Consolidated Financial Statements                    13
Disclosure Schedule                                  16



DAIMLERCHRYSLER


Amounts in millions                                              Q1 00        Q1 00         Q1 99      % change
                                                                US $(1)      [EURO]        [EURO]
----------------------------------------------------------------------------------------------------------------
REVENUES                                                        39,218       40,963        34,990           +17
European Union                                                  11,561       12,076        11,448            +5
    Germany                                                      5,414        5,655         6,559           -14
USA                                                             21,445       22,399        18,544           +21
Other Markets                                                    6,212        6,488         4,998           +30
EMPLOYEES (March 31)                                                        466,964       456,440            +2
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT                     2,209        2,307         1,644           +40
CASH PROVIDED BY OPERATING ACTIVITIES                            5,989        6,255         2,532          +147
OPERATING PROFIT                                                 2,348        2,452         2,523(2)         -3
NET INCOME                                                       1,621(2)     1,693(2)      1,639(2)         +3
Basic Earnings per Share                                          1.62(2)      1.69(2)       1.64(2)         +3
----------------------------------------------------------------------------------------------------------------

1) Rate of exchange: 1 EURO = US $ 0.9574 (based on the noon buying rate on March 31, 2000).

2)       Excluding one-time effects.


                REVENUES           OPERATING PROFIT           EARNINGS PER
         in billions of [EURO]  in billions of [EURO]            SHARE
                                                               in [EURO]
          1999          2000       1999       2000          1999         2000
------------------------------------------------------------------------------------
Q1          35.0         41.0        2.5        2.5          1.64         1.69
Q2          37.3            -        2.6          -          1.48            -
Q3          36.2            -        2.6          -          1.51            -
Q4          41.4            -        2.7          -          1.59            -

BUSINESS REVIEW - STRATEGIC DECISIONS

         o        REVENUES GROW BY A STRONG 17% TO [EURO]41.0 billion

         o        OPERATING PROFIT SIMILAR TO LAST YEAR AT [EURO]2.5 billion

         o NET INCOME UP 3% TO [EURO]1.7 billion, earnings per share of [EURO]1.69 (Q1 1999: [EURO]1.64)

         o        IMPORTANT STRATEGIC DECISIONS TAKEN

         o        NEW ATTRACTIVE C-CLASS AND PT CRUISER PRESENTED

DAIMLERCHRYSLER'S SUCCESSFUL START IN 2000

o In the first quarter of 2000 DaimlerChrysler continued to increase unit sales and revenues significantly.

o Revenues rose strongly by 17% to [EURO]41.0 billion. Almost all divisions recorded double-digit growth rates. We achieved strong growth in the US with +21%.

o The extremely intense competition in the US car market had a substantial negative impact on margins at the Chrysler Group; nevertheless operating profit nearly equaled the high figure of [EURO]2.5 billion for the first quarter of 1999 (adjusted for one-time effects).

o Net income of [EURO]1.7 billion was 3% higher than the comparable figure for 1999 (adjusted for one-time effects); earnings per share amounted to [EURO]1.69 (Q1 1999: [EURO]1.64).

IMPORTANT STRATEGIC DECISIONS TAKEN

o On March 27 we announced our plan to invest [EURO]2.1 billion to acquire a 34% stake in Mitsubishi Motors Corporation (MMC). This will result in a considerable improvement in our market position in Asia. In addition it means that we will be able to add a 4-seater to the smart range and, together with Mitsubishi Motors, we will be able to offer the right products for the rapidly growing markets in South America and Eastern Europe.

o In the context of our focus on core competencies we have decided to pool our activities in the area of information technology in the form of a joint venture with Deutsche Telekom.

o Furthermore, we have agreed on the establishment of a common e-commerce platform with Ford and General Motors. This will exploit the potential of the Internet to achieve a substantial reduction in transaction costs for us and our suppliers.

MORE THAN 10,000 NEW JOBS CREATED

o At the end of the first quarter, 467,000 people were employed by DaimlerChrysler, an increase of 2% over the previous year.

o Due to the market success of our innovative products and services and our general competitiveness, additional staff had to be hired, so that a total of more than 10,000 new jobs were created in the twelve months to March 31, 2000 (adjusted for changes in the consolidated group).

OUTLOOK

o DaimlerChrysler will continue to strengthen its market position with attractive products such as the new Mercedes-Benz C-Class, the Chrysler PT Cruiser and the Chrysler Minivan.

o Due to the ongoing positive economic situation in Europe and the US, as well as the upturn in South America and Asia, we expect unit sales for our automotive business to again exceed the figures of the previous year.

o As we have already announced, we anticipate revenues growing to at least [EURO]153 billion for the whole of this year.













    Share Price Index
    (as of January 3, 2000)

                                                         MSCI Automobiles
                           DaimlerChrysler     DAX            Index

    January 3, 2000              100           100             100
    January 14, 2000             102           106              98
    January 31, 2000              90           101              92
    February 15, 2000             90           110              88
    February 29, 2000             95           113              86
    March 15, 2000                87           110              90
    March 31, 2000                92           113             100

MERCEDES-BENZ PASSENGER CARS & SMART

    o   NEW RECORD FIGURES FOR UNIT SALES AND REVENUES

    o   PRESENTATION OF NEW C-CLASS

    o   SUCCESSFUL MARKET LAUNCH OF THE NEW SMART CONVERTIBLE


Amounts in millions                     Q1 00         Q1 00         Q1 99      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          566           591           531           +11
Revenues                                9,473         9,894         8,440           +17
Wholesale (units)                                   260,398       243,503            +7
Production                                          295,854       268,661           +10
Employees (March 31)                                 99,772       100,265            -0
----------------------------------------------------------------------------------------


Unit Sales                             Q1 00         Q1 99      % change
--------------------------------------------------------------------------
Passenger Cars                        260,398       243,503            +7
  Western Europe                      174,440       169,726            +3
    Germany                            91,687        91,471            +0
    U.K.                               15,809        15,281            +3
    France                             10,326        10,250            +1
    Italy                              22,098        19,980           +11
  USA                                  49,487        43,167           +15
  Japan                                10,551        12,533           -16
  Other markets                        25,920        18,077           +43
--------------------------------------------------------------------------

POSITIVE TREND OF UNIT SALES AND EARNINGS

o In the first quarter of 2000 the Mercedes-Benz Passenger Cars & smart division increased unit sales by 7% to 260,400 vehicles, while revenues rose by 17% to [EURO]9.9 billion.

o   Operating profit increased from [EURO]531 million to [EURO]591 million.

MERCEDES-BENZ PASSENGER CARS SETS NEW UNIT SALES RECORD

o With 241,900 vehicles sold, Mercedes-Benz has set a new unit sales record for the first quarter in each of the last seven years.

o The S-Class has a worldwide market share of about 50% in the luxury car segment, a clear demonstration of its dominant position.

o Despite strong competition, unit sales of the M-Class increased by 46% to 27,700 vehicles. Production for the entire year has already been sold.

o Demand for the even more attractive facelifted SLK is lively, incoming orders continue to rise strongly.

o As expected, unit sales were below the level of the previous year due to the forthcoming C-Class model change.

NEW C-CLASS IS PRESENTED

o On March 21 we presented the new C-Class with great interest from the media; starting in May the car will be delivered to dealerships. Initial reactions have been extremely positive.

VERY POPULAR NEW SMART MODELS

o Unit sales of the smart increased by 122% in the first quarter to 18,500 vehicles.

o   Incoming orders for the smart convertible are well above our expectations.

o The smart cdi diesel version, with fuel consumption of only 3 liters per 100 kilometers, was very well received by the market. This model now accounts for 19% of total orders for the smart.

OUTLOOK

o Mercedes-Benz Passenger Cars & smart expects new record unit sales and revenues for 2000.

o Strong growth impetus will primarily come from the new C-Class. With this innovative automobile we intend to reach new target groups for Mercedes-Benz, in particular new, young buyers, in addition to our loyal established customers.

CHRYSLER GROUP

    o   NEW UNIT SALES RECORD OF 924,000 VEHICLES

    o   REVENUES 24% HIGHER AT A NEW PEAK OF [EURO]19.0 billion

    o   FIRST PT CRUISERS DELIVERED TO CUSTOMERS


Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                        1,295         1,353         1,456            -7
Revenues                               18,163        18,971        15,291           +24
Unit Sales                                          923,557       835,858           +10
Production                                          912,118       823,947           +11
Employees (March 31)                                122,605       126,230            -3
----------------------------------------------------------------------------------------


Unit Sales                             Q1 00         Q1 99      % change
--------------------------------------------------------------------------
Total                                 923,557       835,858           +10
  NAFTA                               877,630       793,045           +11
    USA                               773,073       712,449            +9
  Other markets                        45,927        42,813            +7
--------------------------------------------------------------------------


ALL VEHICLE SEGMENTS POST STRONG GROWTH

o Due to a successful product range, unit sales rose by 10% to 924,000 vehicles.

o   Significant growth in all vehicle segments.

o Particularly impressive growth for passenger cars (+13% to 263,000 vehicles); Neon sales grew +24%.

o Light-truck unit sales of 276,000 vehicles were 12% better than last year's very high level. Unit sales of 60,700 for the Dodge Dakota were actually a 45% improvement.

o   Unit sales of minivans increased by 7% to nearly 200,000 vehicles.

REVENUES AT A NEW RECORD LEVEL, MORE INTENSIVE COMPETITION

o In the first quarter of 2000, revenues grew to the new peak of [EURO]19.0 billion, primarily due to higher unit sales.

o The continued strengthening of the US dollar against the euro also had a positive effect on the revenues trend.

o Because of the intensifying pressure of competition and increasing market interest rates, sales incentives increased in the first quarter of 2000. This meant that the very high operating profit of the first quarter of 1999 could not be equaled.

EXTREMELY POPULAR NEW PRODUCTS

o In the first three months we shipped 8,000 PT Cruisers to dealers from our Toluca plant in Mexico. Because of strong demand, we twice increased the production program and plan to further increase capacity by utilizing our plant in Graz, Austria to build an additional 50,000 PT Cruisers for the European markets. Production in Graz will begin in summer 2001.

o At the Geneva Motor Show we presented the new model range of the Chrysler Sebring and the Dodge ESX3, a study with hybrid-electric drive. New Dodge Stratus sedan and coupe models were introduced at the Chicago Auto Show. All of these cars attracted a lot of interest.

OUTLOOK

o   In 2000 we again intend to sell more than 3.2 million vehicles.

o With an unchanged positive economic situation in the NAFTA region and a strong US dollar, we expect another increase in revenues for the full year.

COMMERCIAL VEHICLES

    o   SUCCESSFUL START IN 2000

    o   NUMEROUS NEW AND INNOVATIVE PRODUCTS PRESENTED

    o   MARKET RECOVERY IN SOUTH AMERICA AND TURKEY


Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          236           246           183           +34
Revenues                                6,515         6,805         6,149           +11
Wholesale (units)                                   136,076       127,587            +7
Production                                          145,210       140,072            +4
Employees (March 31)                                 90,112        88,523            +2
----------------------------------------------------------------------------------------


Wholesale (in units)                   Q1 00         Q1 99      % change
--------------------------------------------------------------------------
Total                                 136,076       127,587            +7
  Western Europe                       63,861        63,692            +0
    Germany                            22,562        26,194           -14
  USA                                  41,998        40,713            +3
  Latin America                        12,249        10,408           +18
  Other markets                        17,968        12,774           +41
--------------------------------------------------------------------------


CONTINUED GROWTH IN UNIT SALES, REVENUES AND EARNINGS

o Thanks to our modern product range we were able to increase sales of commercial vehicles by 7% to 136,100 units in the first quarter of 2000.

o Sales of Mercedes-Benz vans in Western Europe excluding Germany developed particularly well (+14%).

o In the NAFTA region we again exceeded the very high level of the previous year (+7% to 48,500 vehicles).

o In the South American and Turkish markets there was a definite recovery. For example, our unit sales of commercial vehicles in Brazil were 20% higher than in the same period of 1999.

o In the first three months of 2000 revenues also rose significantly by 11% to [EURO]6.8 billion. The strongest growth of revenues was recorded in North America.

o   Operating profit increased substantially by 34% to [EURO]246 million.

NEW PRODUCTS ARE LAUNCHED

o In February, our upgraded Mercedes-Benz Sprinter was presented for the first time at the RAI, the international commercial vehicle show in Amsterdam. Incoming orders for these models are still developing positively.

o In March, we presented the new Unimog program. This features improved economy and innovative technology, while fulfilling the changing requirements placed on a flexible equipment platform and a strong traction vehicle.

o At the Mid-America Trucking Show, Freightliner presented the Sterling Acterra, which features the Mercedes-Benz MB900 as its standard engine. Another important element in the extension of our international development and production network is the MBE 4000. This engine was designed in Germany, is manufactured in Brazil and fitted in our trucks in Europe, NAFTA and South America.

OUTLOOK

o Despite a weakening market for heavy trucks in the NAFTA region, in 2000 we expect to achieve at least the high levels of the previous year for unit sales and revenues.

SERVICES

    o   GROWTH TREND CONTINUES

    o   FURTHER INTERNATIONALIZATION OF FINANCIAL SERVICES

    o   JOINT VENTURE AGREED BETWEEN DEBIS AND DEUTSCHE TELEKOM

Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          187           195           186(1)         +5
Revenues                                3,787         3,956         2,791           +42
Contract Volume                       109,498       114,370        79,114           +45
New Business                           15,414        16,100        10,268           +57
Employees (March 31)                                 27,330        22,576           +21
----------------------------------------------------------------------------------------

1)  Excluding one-time effect.


STRONG GROWTH AT DEBIS

o debis continued to grow in the first quarter of 2000 and increased revenues by 42% to [EURO]4.0 billion.

o The rise in revenues outside Germany was particularly noteworthy (+54%). This fact again demonstrates the increasing internationalization of our business.

o As a result of these positive business developments we again hired additional staff, increasing the size of the workforce by more than 4,700 people in the last twelve months.

o Operating profit, adjusted for last year's one-time effect from the disposal of debitel shares, increased by 5% to [EURO]195 million.

FINANCIAL SERVICES WINS IMPORTANT NEW ORDERS

o Financial Services total portfolio expanded to a new record figure of [EURO]114.4 billion, with new business increasing significantly to [EURO]16.1 billion.

o In the first three months of this year, Financial Services broadened its base through acquisitions and the establishment of new companies.

o The Car Fleet Management business obtained important new contracts for the management of Siemens' vehicle fleet (6,800 units), from the Baden-Wuerttemberg police (3,600 Mercedes-Benz C- and E-Class cars) and from the South African telephone company Telkom (19,000 vehicles).

DEUTSCHE TELEKOM OBTAINS A STAKE IN DEBIS SYSTEMHAUS

o The IT Services business unit increased its revenues by 33% to [EURO]793 million in the first quarter.

o debis and Deutsche Telekom will combine their activities in the field of information technology in the form of a joint venture. For this purpose, Deutsche Telekom will receive a 50.1% stake in debis Systemhaus by means of a capital increase. With this strong partner, debis Systemhaus should be able to further improve its competitive position.

OUTLOOK

o In the future, debis intends to concentrate on the areas of financial services and mobility services, thus playing a key role in expanding DaimlerChrysler's activities along the automotive value chain.

o In the year 2000 it is our goal to penetrate new markets and to further improve our position in markets where we are already active.

o Financial Services plans to use e-business opportunities to attract new groups of customers.

AEROSPACE

    o   STRONG GROWTH IN OPERATING PROFIT

    o   A SUBSTANTIAL RISE (+70%) IN INCOMING ORDERS

    o   PREPARATIONS FOR THE FOUNDING OF EADS ARE MAKING GOOD PROGRESS


Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          112           117            93           +26
Revenues                                1,775         1,854         1,920            -3
Employees (March 31)                                 45,662        45,873            -0
----------------------------------------------------------------------------------------


HIGH GROWTH RATES AT SOME DASA BUSINESS UNITS

o In the first quarter of 2000 the Aerospace division's revenues remained on last year's level at [EURO]1.9 billion.

o The strongest growth in revenues was recorded by the business units Commercial Aircraft (+15% to [EURO]947 million) and Aero Engines (+19% to [EURO]440 million).

o   Helicopters also achieved revenue growth.

o On the other hand, the Defense and Civil Systems business unit was unable to achieve the level of revenues attained in the first quarter of last year due to spending cuts by the German Ministry of Defense. The other business units were also unable to equal last year's figures.

o There was a rise in operating profit of 26% compared to the prior year, resulting in [EURO]117 million.

INCOMING ORDERS ARE ALSO DEVELOPING POSITIVELY

o In the first three months of the year incoming orders increased by 70% to [EURO]2.5 billion.

o The Commercial Aircraft, Military Aircraft and Aero Engines business units achieved particularly strong growth in incoming orders.

PROGRESS MADE WITH THE ESTABLISHMENT OF EADS

o The designated Chief Executives of the future European Aeronautic, Defence and Space Company (EADS) nominated their management team.

o The European Commission approved the founding of Astrium, the biggest European aerospace company, in which the aerospace and satellite activities of Dasa, Aerospatiale Matra and BAe Systems will be combined.

o On April 14, 2000, the partners of the future EADS group and the Italian Finmeccanica signed an agreement to create a joint venture company in the field of civil and military aircraft, which is due to be implemented by the end of this year.

OUTLOOK

o For the full year we expect further revenue growth in nearly all business units.

o The establishment of EADS is planned for the middle of 2000 with its initial public offering occurring this summer.

OTHER INDUSTRIAL BUSINESSES

    o   ADTRANZ WINS IMPORTANT ORDERS

    o   TEMIC GROWS FASTER THAN THE MARKET

    o   MTU/DIESEL ENGINES RECORDS VERY HIGH INCOMING ORDERS

RAIL SYSTEMS


Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                  678           708           702            +1
Incoming Orders                           592           618           447           +38
Employees (March 31)                                 22,586        23,713            -5
----------------------------------------------------------------------------------------

RESTRUCTURING IS GOING AS PLANNED

o The revenues of Adtranz increased slightly to [EURO]708 million in the first quarter.

o   The business unit's incoming orders climbed to [EURO]618 million (+38%).

o Important contracts for the supply of regional and intercity trains were received from customers in Germany, the UK, Scandinavia, Portugal and Slovakia. Several significant orders were also gained in the US, including the delivery of locomotives and the maintenance of people movers.

o The restructuring measures being carried out to make Adtranz profitable went according to plan in the first quarter. The size of the workforce has been reduced compared with a year ago.

OUTLOOK

o The Rail Systems business unit plans to continue with the measures designed to improve its cost situation and competitiveness.

o Revenues and incoming orders should continue to rise for the rest of the year.

AUTOMOTIVE ELECTRONICS


Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                  252           263           220           +20
Incoming Orders                           285           298           282            +6
Employees (March 31)                                  5,438         4,885           +11
----------------------------------------------------------------------------------------

POSITIVE DEVELOPMENTS TO CONTINUE IN 2000

o TEMIC, the Automotive Electronics business unit, again grew faster than the market as a whole during the first quarter.

o Revenues expanded strongly by 20% to [EURO]263 million, with the main contributions coming from ABS, drivetrains/running gear and small motors, which all showed above-average growth rates.

o   Incoming orders rose significantly to [EURO]298 million (+6%).

OUTLOOK

o   TEMIC expects substantial growth in revenues during the rest of this year.

o Due to these positive business developments we will again have to recruit additional staff this year.

MTU/DIESEL ENGINES


Amounts in millions                    Q1 00         Q1 00         Q1 99      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                  164           171           158            +8
Incoming Orders                           265           277           168           +65
Employees (March 31)                                  5,889         5,869            +0
----------------------------------------------------------------------------------------

HIGHER REVENUES AND INCOMING ORDERS

o The MTU/Diesel Engines business unit achieved revenues of [EURO]171 million in the first quarter of 2000. This is equivalent to a rise of 8% compared with the first quarter of last year.

o The main sources of this positive business development were the areas of application of railways and decentralized energy systems.

o Incoming orders soared by 65% to [EURO]277 million. Particularly high volumes of orders were received in the areas of ships, decentralized energy systems and railways.

OUTLOOK

o The MTU/Diesel Engines business unit plans to continue along its positive growth path and again increase its revenues in full-year 2000.

o We expect particularly positive impetus for the market segments of commercial ships and decentralized energy technology.

ANALYSIS OF THE FINANCIAL SITUATION

    O NET INCOME INCREASED TO [EURO]1.7 BILLION DESPITE INTENSE COMPETITION IN NORTH AMERICA

    O EXPANDING LEASING AND SALES FINANCING BUSINESS INFLUENCES BALANCE SHEET AND STATEMENT OF CASH FLOWS

OPERATING PROFIT BY SEGMENT


                                                         Q1  00        Q1  00       Q1  99
in millions                                                US $        [EURO]       [EURO]
-------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart                        566           591          531
Chrysler Group                                            1,295         1,353        1,456
Commercial Vehicles                                         236           246          183
Services                                                    187           195          437
Aerospace                                                   112           117           93
Other                                                      (70)          (73)           74
Eliminations                                                 22            23            -
-------------------------------------------------------------------------------------------
DAIMLERCHRYSLER GROUP                                     2,348         2,452        2,774
-------------------------------------------------------------------------------------------
ADJUSTED FOR GAIN ON DISPOSAL OF DEBITEL SHARES IN 1999   2,348         2,452        2,523
-------------------------------------------------------------------------------------------


RECONCILIATION TO OPERATING PROFIT
                                                         Q1  00        Q1  00       Q1  99
in millions                                                US $        [EURO]       [EURO]
-------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME                            2,398         2,505        2,435
+  Interest costs from pensions and
   postretirement benefits, net                             (27)          (28)          85
+  Operating income from affiliated, associated
   and related companies                                     16            16           13
+  Gain on disposal of debitel shares                         -             -          251
+  Miscellaneous                                            (39)          (41)         (10)
-------------------------------------------------------------------------------------------
OPERATING PROFIT                                          2,348         2,452        2,774
-------------------------------------------------------------------------------------------


OPERATING PROFIT AT LAST YEAR'S HIGH LEVEL

o At [EURO]2.5 billion, the Group's operating profit was at last year's high level (adjusted for the [EURO]251 million one-time effect of debitel's initial public offering). The slight decrease of 3% was mainly a result of intense competition in North America.

    FURTHER INCREASE IN OPERATING PROFIT FOR MERCEDES-BENZ PASSENGER CARS &
    SMART

o Contributing to the positive earnings trend were the excellent market acceptance of the S-Class, the successful launch of the CL Coupe, the facelift of the E-Class and the M-Class upgrade introduced in connection with the new model year. Negative effects resulted from the decline in sales of the C-Class at the end of the model's lifecycle, and the costs from the market launch of the new model. The negative contribution to earnings from the smart was substantially reduced compared to the first quarter of last year.

    OPERATING PROFIT FOR THE CHRYSLER GROUP BELOW LAST YEAR'S RECORD AMOUNT

o Positive effects resulting from higher vehicle shipments and the depreciation of the euro against the US dollar were more than offset by greater margin pressure due to intensified competition, increased interest rates and expenses incurred in connection with the development and market launch of new models.

    COMMERCIAL VEHICLES WITH SUBSTANTIAL GROWTH IN OPERATING PROFIT

o Due to model updates, the demand for vans in the European market increased. The division benefited from the significant revival of the commercial vehicle business in South America and Turkey and from productivity improvements in North America.

    OPERATING PROFIT FROM SERVICES SLIGHTLY ABOVE LAST YEAR'S LEVEL ADJUSTED FOR GAIN ON DISPOSAL OF DEBITEL SHARES

o The Financial Services business in the first quarter was primarily characterized by an increase in contract volume and substantial pressure on margins due to higher refinancing costs and intense competition.


    REPEATED POSITIVE GROWTH IN OPERATING PROFIT AT AEROSPACE

o The growth was mainly a result of the very positive trend in the Aero Engines business unit. The Commercial Aircraft, Helicopters and Satellites business units also had positive effects on the earnings trend.


    VARIED OPERATING PROFIT TRENDS IN THE SEGMENT OTHER

o As planned, the Rail Systems business unit was not able to generate positive earnings in the first quarter.

o Operating profit in the Automotive Electronics business unit rose at a faster rate than revenues.

o Operating profit at the MTU/Diesel Engines business unit was consistent with the prior year.

RISE IN NET INCOME

o Financial income of [EURO]0.3 billion for the first quarter was well above the figure of [EURO]0.1 billion for the same period of 1999.

o Income before income taxes amounted to [EURO]2.8 billion, which was [EURO]247 million (10%) higher than in the first three months of last year.

o Net income and basic earnings per share of [EURO]1.7 billion and [EURO]1.69, respectively, were higher than the figures of the first quarter of 1999 ([EURO]1.6 billion and [EURO]1.64, respectively), adjusted for one-time effects (gain from the disposal of debitel shares in the IPO and effects of changes in German tax law).

BALANCE SHEET STRUCTURE STILL INFLUENCED BY EXPANDING FINANCIAL SERVICES

o Although additional securities were transferred into the DaimlerChrysler Pension Trust, total assets increased by 10% to [EURO]192.2 billion. Higher volumes in the industrial business, an expanding leasing and sales financing business and currency effects contributed to this development.

o Financial services' ongoing dynamic development is reflected in the consolidated balance sheet by continued strong growth of the items - equipment on operating leases, net (+15%) and receivables from financial services (+20%) on the assets side, and financial liabilities (+14%) on the liabilities side.

o Positive effects from net income and currency translation caused a rise in stockholders' equity to [EURO]38.4 billion, compared to [EURO]36.1 billion at the end of last year. The equity ratio increased slightly from 19.3% to 20.0%; in the industrial business it reached 30.1% (1999: 27.8%).

CHANGES IN STATEMENT OF CASH FLOWS PRINCIPALLY EFFECTED BY FINANCIAL SERVICES

o The significant increase in cash provided by operating activities to [EURO]6.3 billion (Q1 1999: [EURO]2.5 billion) results primarily from a decrease in working capital in the industrial business.

o Net increases in equipment on operating leases and receivables from financial services from the expanding leasing and sales financing business effected strong growth in cash used for investing activities from [EURO]7.9 billion to [EURO]13.8 billion.

o Cash provided by financing activities increased by [EURO]1.0 billion to [EURO]6.5 billion, almost exclusively caused by the increase in financial liabilities from the growing financial services business.

o Cash and cash equivalents with an original maturity of three months or less declined to [EURO]8.0 billion in the first quarter. Total liquidity, which also includes longer-term investments and securities, only decreased by [EURO]0.5 billion ([EURO]17.7 billion compared to [EURO]18.2 billion at the end of last year) despite the transfer of approximately [EURO]1.3 billion of securities into the DaimlerChrysler Pension Trust.

CONSOLIDATED STATEMENTS OF INCOME

                                                        CONSOLIDATED           INDUSTRIAL BUSINESS    FINANCIAL SERVICES
                                              -----------------------------------------------------------------------------
                                                  Q1 2000   Q1 2000   Q1 1999     Q1 2000    Q1 1999    Q1 2000    Q1 1999
(in millions)                                           $    [EURO]    [EURO]      [EURO]     [EURO]     [EURO]     [EURO]
                                               ----------------------------------------------------------------------------
Revenues ...................................      39,218    40,963    34,990      37,777     32,771      3,186     2, 219
Cost of sales ..............................     (31,173)  (32,561)  (27,348)    (29,790)   (25,518)    (2,771)    (1,830)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................       8,045     8,402     7,642       7,987      7,253        415        389
Selling, administrative and other expenses .      (4,379)   (4,572)   (4,034)     (4,292)    (3,801)      (280)      (233)
Research and development ...................      (1,487)   (1,553)   (1,308)     (1,553)    (1,308)        --         --
Other income ...............................         219       228       135         202        114         26         21
                                               ----------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME .............       2,398     2,505     2,435       2,344      2,258        161        177
Financial income, net ......................         265       277       100         274        101          3         (1)
                                               ----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES .................       2,663     2,782     2,535       2,618      2,359        164        176
Effects of changes in German tax law .......          --        --      (597)         --       (634)        --         37
Income taxes ...............................      (1,041)   (1,088)     (897)     (1,033)      (838)       (55)       (59)
                                               ----------------------------------------------------------------------------
Total income taxes .........................      (1,041)   (1,088)   (1,494)     (1,033)    (1,472)       (55)       (22)
Minority interests .........................          (1)       (1)        1          (1)         2        --          (1)
                                               ----------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
PRINCIPLE ..................................       1,621     1,693     1,042       1,584        889        109        153
Extraordinary item: Gain on disposal of a
business, net of taxes .....................          --        --       121          --        121         --         --
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of SFAS 133, net of taxes ....          11        12        --          10         --          2         --
                                               ----------------------------------------------------------------------------
NET INCOME .................................       1,632     1,705     1,163       1,594      1,010        111        153
                                               ============================================================================

EARNINGS PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................        1.62      1.69      1.04          --         --         --         --
  Extraordinary item .......................          --        --      0.12          --         --         --         --
  Cumulative effect of a change in
  accounting principle .....................        0.01      0.01        --          --         --         --         --
                                               ----------------------------------------------------------------------------
Net income .................................        1.63      1.70      1.16          --         --         --         --
                                               ============================================================================
Diluted earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................        1.60      1.67      1.02          --         --         --         --
  Extraordinary item .......................          --        --      0.12          --         --         --         --
  Cumulative effect of a change in
  accounting principle .....................        0.01      0.01        --          --         --         --         --
                                               ----------------------------------------------------------------------------
Net income .................................        1.61      1.68      1.14          --         --         --         --
                                               ============================================================================

CONSOLIDATED BALANCE SHEETS

                                                           CONSOLIDATED          INDUSTRIAL BUSINESS  FINANCIAL SERVICES
                                                  --------------------------------------------------------------------------
                                                  March 31,  March 31,  Dec. 31,  March 31,  Dec. 31, March 31,    Dec. 31,
                                                       2000       2000      1999       2000      1999      2000        1999
(in millions)                                             $     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]      [EURO]
                                                  --------------------------------------------------------------------------
ASSETS
Intangible assets ...........................         2,756      2,879     2,823      2,673     2,632        206        191
Property, plant and equipment, net ..........        36,613     38,242    36,434     38,145    36,338         97         96
Investments and long-term financial assets ..         4,883      5,100     3,942      4,103     3,079        997        863
Equipment on operating leases, net ..........        29,901     31,232    27,249      4,242     3,433     26,990     23,816
                                                  --------------------------------------------------------------------------
FIXED ASSETS ................................        74,153     77,453    70,448     49,163    45,482     28,290     24,966
                                                  --------------------------------------------------------------------------
Inventories .................................        15,578     16,271    14,985     15,421    14,036        850        949
Trade receivables ...........................         8,900      9,297     8,840      8,972     8,522        325        318
Receivables from financial services .........        44,368     46,342    38,735         41        38     46,301     38,697
Other receivables ...........................        13,296     13,887    12,571      6,438     5,408      7,449      7,163
Securities ..................................         9,226      9,636     8,969      8,504     8,250      1,132        719
Cash and cash equivalents ...................         7,675      8,016     9,099      7,017     8,197        999        902
                                                  --------------------------------------------------------------------------
NON-FIXED ASSETS ............................        99,043    103,449    93,199     46,393    44,451     57,056     48,748
                                                  --------------------------------------------------------------------------
DEFERRED TAXES ..............................         3,662      3,825     3,806      3,731     3,710         94         96
                                                  --------------------------------------------------------------------------
PREPAID EXPENSES ............................         7,160      7,479     7,214      7,341     7,076        138        138
                                                  --------------------------------------------------------------------------
TOTAL ASSETS ................................       184,018    192,206   174,667    106,628   100,719     85,578     73,948
                                                  ==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock ...............................         2,456      2,565     2,565
Additional paid-in capital ..................         7,017      7,329     7,329
Retained earnings ...........................        24,538     25,630    23,925
Accumulated other comprehensive income.......         2,784      2,908     2,241
Treasury stock ..............................           (52)       (55)       --
                                                  --------------------------------------------------------------------------
STOCKHOLDERS' EQUITY ........................        36,743     38,377    36,060     32,119    30,318      6,258      5,742
                                                  --------------------------------------------------------------------------
MINORITY INTERESTS ..........................           623        651       650        638       637         13         13
                                                  --------------------------------------------------------------------------
ACCRUED LIABILITIES .........................        37,653     39,328    37,695     38,713    37,155        615        540
                                                  --------------------------------------------------------------------------
Financial liabilities .......................        70,513     73,651    64,488      3,128     4,400     70,523     60,088
Trade liabilities ...........................        17,311     18,081    15,786     17,747    15,484        334        302
Other liabilities ...........................        10,871     11,355    10,286      8,558     7,655      2,797      2,631
                                                  --------------------------------------------------------------------------
LIABILITIES .................................        98,695    103,087    90,560     29,433    27,539     73,654     63,021
                                                  --------------------------------------------------------------------------
DEFERRED TAXES ..............................         5,280      5,516     5,192        873     1,227      4,643      3,965
                                                  --------------------------------------------------------------------------
DEFERRED INCOME .............................         5,024      5,247     4,510      4,852     3,843        395        667
                                                  --------------------------------------------------------------------------
TOTAL LIABILITIES ...........................       147,275    153,829   138,607     74,509    70,401     79,320     68,206
                                                  --------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..       184,018    192,206   174,667    106,628   100,719     85,578     73,948
                                                  ==========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        CONSOLIDATED          INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                               -------------------------------------------------------------------------
                                                  Q1 2000   Q1 2000   Q1 1999    Q1 2000   Q1 1999    Q1 2000   Q1 1999
(in millions)                                           $    [EURO]    [EURO]     [EURO]    [EURO]     [EURO]    [EURO]
                                               -------------------------------------------------------------------------
Net income .................................        1,632     1,705     1,163      1,594     1,010        111       153
Income applicable to minority interests ....            1         1        (1)         1        (2)        --         1
Adjustments to reconcile net income to net
cash provided by operating activities:
  Gains on disposals of businesses .........           (3)       (3)     (254)        (3)     (254)        --        --
  Depreciation and amortization of
  equipment on operating leases.............        1,108     1,157       624         86        59      1,071       565
  Depreciation and amortization of fixed
  assets ...................................        1,734     1,811     1,338      1,795     1,327         16        11
  Change in deferred taxes .................          669       699     1,350        263     1,317        436        33
  Change in financial instruments ..........        (225)     (235)       285       (220)      285        (15)       --
  Gains on disposals of fixed                       (210)     (219)       (61)      (219)      (61)        --        --
  assets/securities ........................
  Change in trading securities .............           85        89      (249)        89      (249)        --        --
  Change in accrued liabilities ............           96       100       573        122       554        (22)       19
  Changes in other operating assets and
  liabilities:
    - inventories, net .....................         (580)     (606)   (1,399)      (595)   (1,341)       (11)      (58)
    - trade receivables ....................         (324)     (338)     (864)      (332)   (1,356)        (6)      492
    - trade liabilities ....................        1,699     1,775       595      1,661       536        114        59
    - other assets and liabilities .........          307       319      (568)       465      (623)      (146)       55
                                               -------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES ......        5,989     6,255     2,532      4,707     1,202      1,548     1,330
                                               -------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating
     leases.................................       (5,270)   (5,505)   (4,334)    (1,415)   (1,296)    (4,090)   (3,038)
   - Purchases of property, plant and
     equipment..............................       (2,209)   (2,307)   (1,644)    (2,298)   (1,631)        (9)      (13)
   - Purchases of other fixed assets .......          (91)      (95)     (104)       (84)      (80)       (11)      (24)
Proceeds from disposals of equipment on
operating leases............................        2,424     2,532     1,921      1,469     1,326      1,063       595
Proceeds from disposals of fixed assets.....           34        36        53         21        43         15        10
Payments for acquisitions of businesses ....         (641)     (669)     (483)      (616)     (477)       (53)       (6)
Proceeds from disposals of businesses ......           80        84       367         71       367         13        --
(Increase) decrease in receivables from
financial services, net ....................       (6,304)   (6,584)   (2,447)         6       118     (6,590)   (2,565)
Acquisitions of securities (other than
    trading), net ..........................       (1,732)   (1,809)     (978)    (1,427)     (922)      (382)      (56)
Change in other cash .......................          489       509      (273)       479      (279)        30         6
                                               -------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES .........      (13,220)  (13,808)   (7,922)    (3,794)   (2,831)   (10,014)   (5,091)
                                               -------------------------------------------------------------------------

Change in financial liabilities (including
amounts for commercial paper borrowings, net
of [EURO]44  ($42) and [EURO]3,641 in 2000
and 1999, respectively) ....................        6,281     6,560     5,478     (1,895)     1,752      8,455     3,726
Dividends paid (including profit transferred
from subsidiaries) .........................           (2)       (2)       (2)        (1)        (2)        (1)       --
Proceeds from issuance of capital stock
(including minority interests) .............           11        12        41        (75)        37         87         4
Purchase of treasury stock .................          (53)      (55)       --        (55)        --         --        --
                                               -------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
ACTIVITIES .................................        6,237     6,515     5,517     (2,026)     1,787      8,541     3,730
                                               -------------------------------------------------------------------------

Effect of foreign exchange rate changes on
cash and cash equivalents (maturing within 3
months) ....................................          280       292       277        270       284          22        (7)
                                               -------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS)......         (714)     (746)      404       (843)       442         97       (38)
                                               -------------------------------------------------------------------------




CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
MONTHS)
  AT BEGINNING OF PERIOD ...................         8,388     8,761    6,281      7,859     5,660         902       621
                                               -------------------------------------------------------------------------
  AT END OF PERIOD .........................         7,674     8,015    6,685      7,016     6,102         999       583
                                               =========================================================================

INTERIM REPORT Q2 2000
End of July 2000

INTERIM REPORT Q3 2000
End of October 2000










INVESTOR RELATIONS

Stuttgart:
Phone....(+49) 711 17 92286, 17 92261 or 17 95277
Fax......(+49) 711 17 94075 or 17 94109

Auburn Hills:
Phone....(+1) 248 512 2950
Fax......(+1) 248 512 2912



CONCEPTION AND CONTENT:
DaimlerChrysler AG,
Investor Relations

Additional information on DaimlerChrysler is available on the internet at: www.DaimlerChrysler.com


THIS REPORT HAS BEEN PRINTED ON ENVIRONMENT FRIENDLY PAPER.




                                 DaimlerChrysler
                               Stuttgart, Germany
                                Auburn Hills, USA

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DAIMLERCHRYSLER AG


                                       By:  /s/ ppa. Hans-Georg Bruns
                                            ---------------------------
                                            Name:  Dr. Hans-Georg Bruns
                                            Title: Vice President
                                                   Chief Accounting Officer

                                       By:  /s/ i. V. Robert Koethner
                                            -------------------------
                                            Name:  Robert Koethner
                                            Title: Director


Date: May 3, 2000